Exhibit 107

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$525,000,000	0.00015310	80,377.50	(1)
Fees Previously Paid			80,377.50	(1)
Total Transaction Valuation	$525,000,000
Total Fees Due for Filing			80,377.50	(1)
Total Fees Previously Paid			80,377.50	(1)
Total Fee Offsets			—
Net Fee Due			—

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(1)      The filing fee of 80,377.50 was previously paid in connection with the filing of the Tender Offer Statement on Schedule TO on January 3, 2025 by Rumble Inc. (File No. 005-92315). The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $153.10 for each $1,000,000 of the value of the transaction.